Exhibit 21.1

Subsidiaries of the Registrant

Wholly-owned subsidiaries of Premier Exhibitions, Inc. as of February 28, 2009:

Name	Jurisdiction of Organization
R.M.S. Titanic, Inc.	Florida
Seatron Limited	United Kingdom
R.M.S. Titanic (United Kingdom) Ltd.	United Kingdom
Premier Exhibitions (UK) Ltd.	United Kingdom
Premier Acquisitions, Inc.	Nevada
Exhibitions International, LLC.	Nevada
Premier Exhibitions 2005A-SP, Inc.	Nevada
Premier Exhibitions 2005B-ATL, Inc.	Nevada
Premier Exhibitions NYC, Inc.	Nevada
Premier Exhibitions No. 5, Inc.	Nevada
Premier Exhibitions No. 6, Inc.	Nevada
Premier Exhibitions No. 7, Inc.	Nevada
Premier Exhibitions No. 8, Inc.	Nevada
Premier Acquisitions II	Nevada
Premier Merchandising, LLC	Delaware
Premier Sports Exhibitions, LLC	Delaware
Premier Vision, LLC	Delaware
Premier Exhibitions International Operations B.V.	Netherlands
PRXI International Holdings C.V.	Netherlands